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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Sierra Tahoe Bancorp

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  826 497 109

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                         March 15, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 826 497 109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         PN














































                                3



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CUSIP No. 826 497 109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         IN














































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CUSIP No. 826 497 109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                6



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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to Schedule 13D is to report that the ownership of Basswood Partners, L.P. ("Basswood"), Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, no par value (the "Shares"), of Sierra Tahoe Bancorp (the "Issuer") has decreased to 0% of the Shares outstanding.

Item 1.  Security and Issuer

         No Change.

Item 2.  Identity and Background

         No Change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 0 Shares.

Item 4.  Purpose of Transactions

         No Change.


Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 0 Shares. Based on information received from the Issuer, there are believed to be 2,594,419 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 0% of the outstanding Shares. The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares on March 15, 1996. All transactions in the Shares effected by the Reporting Persons during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No Change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under



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              the Securities Exchange Act of 1934 is filed
              herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the reporting persons during the past 60 days is filed herewith as Exhibit B.














































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

March 25, 1996


















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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

March 25, 1996 relating to the Common Stock of Sierra Tahoe

Bancorp shall be filed on behalf of the undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:   /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

















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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date        Number of Shares Sold       Price Per Share
  ____         __________________         _______________

3/12/96              10,000                   $12.75
3/15/96              65,000                    12.6875
3/25/96              77,880                    12.625










































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00705001.AM9